UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2016

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces 2015 Full-Year Results".

The financial statements tables included in the press release (pages 5-7 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2016	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Announces 2015 Full-Year Results

Record Annual Revenues of $148.5 million
Annual Non-GAAP Net Income of $21.0 million

Rehovot, Israel, February 17, 2016 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported record 2015 full-year results. The company closed the acquisition of ReVera on April 2, 2015. Accordingly, the company’s fourth quarter and annual results include the contribution of ReVera, with no similar contribution in some of the previous periods.

Fourth Quarter 2015 Highlights:
•	Revenues of $40.0 million, at the high end of the guidance ($37-$41 million)
•	Non-GAAP net income of $5.3 million, or $0.19 per diluted share, at the high end of guidance ($0.11-$0.20 per diluted share)
•	Diversified customer mix yielded four customers contributing more than 10% each to the quarterly revenues, including one leading memory customer
•	Selected by the world’s leading foundry to deliver Optical and X-ray metrology solutions for multiple process steps at 10/7/5nm technology nodes

Full Year 2015 Highlights:
•	Record full-year revenues of $148.5 million
•	Non-GAAP net income of $21.0 million, or $0.76 per diluted share
•	Five customers contributed 10% or more to annual product revenues, compared to only two in 2014
•	Product revenues from the Memory segment grew to 30% of annual product revenues, compared to only 15% in 2014
•	Growing customers’ adoption of Nova’s software solutions generated 104% increase in annual software revenues
•	Creating a unique offering with the successful integration of ReVera

	GAAP Results ($K)
	Q4 2015	Q3 2015	Q4 2014	FY 2015	FY 2014
Revenues	$40,022	$40,446	$25,823	$148,514	$120,618
Net Income	$5,161	$5,437	$3,291	$15,725	$18,652
Earnings per Diluted Share	$0.19	$0.20	$0.12	$0.57	$0.67
	NON-GAAP Results ($K)
	Q4 2015	Q3 2015	Q4 2014	FY 2015	FY 2014
Net Income	$5,278	$6,316	$2,259	$21,030	$19,150
Earnings per Diluted Share	$0.19	$0.23	$0.08	$0.76	$0.69

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, deferred tax assets adjustments (net), stock-based compensation expenses and acquisition related expenses.

Management Comments

“The fourth quarter results represent a strong finish to a record year, with revenues and net income at the high end of our guidance,” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “Our annual achievements demonstrate once again our ability to execute upon our strategic initiatives, while improving our products and customers diversification and maintaining a solid operational model. Today, Nova’s industry leading position is supported by a growing base of customers that are embracing our ability to deliver best-in-class optical and x-ray suit of products, augmented by advanced software and modeling solutions. With these solid results, we are well positioned to win more opportunities in the market, setting the stage for Nova’s continued growth in the coming years.”

2016 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2016.

Based on current estimates, management expects:

•	$33 million to $37 million in revenue
•	$0.10 to $0.17 in diluted non-GAAP EPS
•	$0.06 to $0.11 in diluted GAAP EPS

2015 Fourth Quarter Results

Total revenues for the fourth quarter of 2015 were $40.0 million, decrease of 1% compared to the third quarter of 2015, and an increase of 55% relative to the fourth quarter of 2014.

Gross margin for the fourth quarter of 2015 was 52%, and included $1.1 million of amortization of acquired intangible assets in cost of product. This is compared with 56% in the third quarter of 2015 and compared with 52% in the fourth quarter of 2014.

Operating expenses in the fourth quarter of 2015 were $17.3 million, and included $0.4 million of amortization of acquired intangible assets. This is compared with $17.4 million in the third quarter of 2015 and compared to $11.9 million in the fourth quarter of 2014.

On a GAAP basis, the company reported net income of $5.2 million, or $0.19 per diluted share, in the fourth quarter of 2015. This is compared with net income of $5.4 million, or $0.20 per diluted share, in the third quarter of 2015. The company reported net income of $3.3 million, or $0.12 per diluted share, in the fourth quarter of 2014.

On a Non-GAAP basis, which excludes amortization of acquired intangible assets, adjustments of deferred tax assets and stock-based compensation expenses, the company reported net income of $5.3 million, or $0.19 per diluted share, in the fourth quarter of 2015. This is compared net income of $6.3 million, or $0.23 per diluted share, in the third quarter of 2015 and to net income of $2.3 million, or $0.08 per diluted share, in the fourth quarter of 2014.

2015 Full Year Results

Total revenues for 2015 were $148.5 million, an increase of 23% compared to total revenues of $120.6 million for 2014.

Gross margin in 2015 was 52%, and included $3.5 million of amortization of acquired intangible assets in cost of product. This is compared with gross margin of 53% in 2014.

Operating expenses in 2015 were $65.5 million, and included $2.7 million of acquisition related expenses and $1.5 million of amortization of acquired intangible assets. This is compared with operating expenses of $46.7 in 2014.

On a GAAP basis, the company reported net income of $15.7 million, or $0.57 per diluted share, in 2015. This is compared with net income of $18.7 million, or $0.67 per diluted share, in 2014.

On a Non-GAAP basis, which excludes amortization of acquired intangible assets, adjustments of deferred tax assets, stock-based compensation expenses and acquisition related expenses, the company reported net income of $21.0 million, or $0.76 per diluted share, in 2015. This is compared with net income of $19.2 million, or $0.69 per diluted share, in 2014.

Total cash reserves at the end of 2015 were $97.8 million, compared to $123.7 million at the end of 2014.

Conference Call Information

Nova will host a conference call on Wednesday, February 17, 2016 at 4:30 p.m. Eastern Time, to discuss the fourth quarter results and future outlook.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number:  1-888-401-4668
ISRAEL Dial-in Number:  1 80 924 5906
INTERNATIONAL Dial-in Number:  1-719-457-2083

At:

4:30 p.m. Eastern Time
1:30 p.m. Pacific Time
11:30 p.m. Israeli Time

Please reference conference ID 2897451

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instruments Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude non-cash charges for amortization of acquired intangible assets, deferred tax assets adjustments (net), stock-based compensation expenses and acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on February 25, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of December 31,
ASSETS	2015	2014 (Audited)
Current assets
Cash and cash equivalents	27,733	13,649
Short-term interest-bearing bank deposits	69,298	107,289
Held for trading securities	-	1,995
Trade accounts receivable	19,046	15,566
Inventories	27,683	16,107
Deferred tax assets	3,540	142
Other current assets	2,888	3,097

Total current assets	150,188	157,845

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	5,735	1,654
Severance pay funds	1,514	1,580
Property and equipment, net	11,062	11,450
Identifiable intangible assets, net	17,906	-
Goodwill	20,114	-

Total long-term assets	57,081	15,434

Total assets	207,269	173,279

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	14,378	11,568
Deferred revenues	5,828	3,022
Deferred tax liabilities	956	-
Other current liabilities	15,996	12,606

Total current liabilities	37,158	27,196

Long-term liabilities
Deferred tax liabilities	5,760	-
Liability for employee severance pay	2,469	2,465
Other long-term liabilities	822	-
Deferred revenues	-	36

Total long-term liabilities	9,051	2,501

Shareholders' equity	161,060	143,582

Total liabilities and shareholders’ equity	207,269	173,279

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014 (Audited)

Revenues:
Products	30,581	17,260	111,178	92,208
Services	9,441	8,563	37,336	28,410
Total revenues	40,022	25,823	148,514	120,618

Cost of revenues:
Products	12,593	7,394	47,185	39,784
Services	5,524	4,967	20,743	17,221
Amortization of acquired intangible assets in cost of products	1,051	-	3,506	-
Total cost of revenues	19,168	12,361	71,434	57,005

Gross profit	20,854	13,462	77,080	63,613

Operating expenses:
Research and Development expenses, net	10,826	7,935	39,703	29,498
Sales and Marketing expenses	4,474	2,948	15,768	12,747
General and Administration expenses	1,606	981	5,856	4,457
Acquisition related expenses	-	-	2,655	-
Amortization of acquired intangible assets	378	-	1,517	-
Total operating expenses	17,284	11,864	65,499	46,702

Operating income	3,570	1,598	11,581	16,911

Financing income, net	184	166	643	563

Income before tax on income	3,754	1,764	12,224	17,474

Income tax benefit	1,407	1,527	3,501	1,178

Net income for the period	5,161	3,291	15,725	18,652

Earnings per share:
Basic	0.19	0.12	0.58	0.68
Diluted	0.19	0.12	0.57	0.67

Shares used for calculation of earnings per share:
Basic	27,073	27,273	27,185	27,447
Diluted	27,334	27,491	27,510	27,807

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014 (Audited)
Cash flows from operating activities:
Net income for the period	5,161	3,291	15,725	18,652

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	1,288	1,005	4,597	3,951
Amortization of acquired intangible assets	1,429	-	5,023	-
Amortization of deferred stock-based compensation	765	510	2,673	2,124
Increase (decrease) in liability for employee termination benefits, net	35	(42)	70	(71)
Deferred tax assets, net	(2,077)	(1,542)	(5,046)	(1,626)
Gain (loss) on securities	(23)	175	(10)	175
Decrease (increase) in trade accounts receivable	4,297	7,208	(1,959)	12,381
Decrease (increase) in inventories	745	935	(1,949)	2,226
Decrease (increase) in other current assets	872	(386)	370	408
Increase (decrease) in trade accounts payable	1,469	2,674	1,604	(4,038)
Increase (decrease) in other current liabilities and other long-term liabilities	683	(438)	3,329	64
Increase (decrease) in short and long term deferred revenues	(1,928)	(1,127)	1,361	(703)

Net cash provided by operating activities	12,716	12,263	25,788	33,543

Cash flow from investment activities:
Decrease (increase) in short-term interest-bearing bank deposits	(10,045)	(7,295)	37,991	(27,737)
Proceeds from short-term available for sale securities	-	1,617	-	1,617
Investment in short-term held for trading securities	-	(1,942)	-	(1,942)
Proceeds from short-term held for trading securities	2,005	-	2,005	-
Acquisition of subsidiary, net of acquired cash	-	-	(45,344)	-
Additions to property and equipment	(2,205)	(1,693)	(4,373)	(5,234)

Net cash used in investment activities	(10,245)	(9,313)	(9,721)	(33,296)

Cash flows from financing activities:
Purchases of treasury shares	-	(2,450)	(4,302)	(6,726)
Shares issued under employee stock-based plans	232	-	2,319	2,586

Net cash provided by (used in) financing activities	232	(2,450)	(1,983)	(4,140)

Increase (decrease) in cash and cash equivalents	2,703	500	14,084	(3,893)
Cash and cash equivalents – beginning of period	25,030	13,149	13,649	17,542
Cash and cash equivalents – end of period	27,733	13,649	27,733	13,649

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage) - (Unaudited)

	Three months ended
	December 31, 2015	September 30, 2015	December 31, 2014

GAAP cost of revenues	19,168	17,812	12,361
Amortization of acquired intangible assets in cost of products	(1,051)	(13)	-
Stock-based compensation in cost of products	(94)	(109)	(78)
Stock-based compensation in cost of services	(63)	(62)	(28)
Non-GAAP cost of revenues	17,960	17,628	12,255

GAAP gross profit	20,854	22,634	13,462
Gross profit adjustments	1,208	184	106
Non-GAAP gross profit	22,062	22,818	13,568
GAAP gross margin as a percentage of revenues	52%	56%	52%
Non-GAAP gross margin as a percentage of revenues	55%	56%	53%

GAAP operating expenses	17,284	17,385	11,864
Stock-based compensation in Research and Development	(322)	(318)	(184)
Stock-based compensation in Sales and Marketing	(213)	(205)	(160)
Stock-based compensation in General and Administrative	(73)	(84)	(60)
Amortization of acquired intangible assets	(378)	(570)	-
Non-GAAP operating expenses	16,298	16,208	11,460
Non-GAAP operating income	5,764	6,610	2,108
GAAP operating margin as a percentage of revenues	9%	13%	6%
Non-GAAP operating margin as a percentage of revenues	14%	16%	8%

GAAP tax on income	(1,407)	(94)	(1,527)
Deferred tax assets adjustments, net	2,077	482	1,542
Non-GAAP tax on income	670	388	15

GAAP net income	5,161	5,437	3,291
Amortization of acquired intangible assets	1,429	583	-
Stock-based compensation expenses	765	778	510
Deferred tax assets adjustments, net	(2,077)	(482)	(1,542)
Non-GAAP net income	5,278	6,316	2,259

GAAP basic earnings per share	0.19	0.20	0.12
Non-GAAP basic earnings per share	0.19	0.23	0.08

GAAP diluted earnings per share	0.19	0.20	0.12
Non-GAAP diluted earnings per share	0.19	0.23	0.08

Shares used for calculation of earnings per share:
Basic	27,073	27,172	27,273
Diluted	27,334	27,481	27,491

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage) - (Unaudited)
	Year ended December 31,
	2015	2014

GAAP cost of revenues	71,434	57,005
Amortization of acquired intangible assets in cost of products	(3,506)	-
Stock-based compensation in cost of products	(373)	(375)
Stock-based compensation in cost of services	(203)	(178)
Non-GAAP cost of revenues	67,352	56,452

GAAP gross profit	77,080	63,613
Gross profit adjustments	4,082	553
Non-GAAP gross profit	81,162	64,166
GAAP gross margin as a percentage of revenues	52%	53%
Non-GAAP gross margin as a percentage of revenues	55%	53%

GAAP operating expenses	65,499	46,702
Stock-based compensation in Research and Development	(1,084)	(870)
Stock-based compensation in Sales and Marketing	(744)	(446)
Stock-based compensation in General and Administrative	(269)	(255)
Acquisition related expenses	(2,655)	-
Amortization of acquired intangible assets	(1,517)	-
Non-GAAP operating expenses	59,230	45,131
Non-GAAP operating income	21,932	19,035
GAAP operating margin as a percentage of revenues	8%	14%
Non-GAAP operating margin as a percentage of revenues	15%	16%

GAAP tax on income	(3,501)	(1,178)
Deferred tax assets adjustments, net	5,046	1,626
Non-GAAP tax on income	1,545	448

GAAP net income	15,725	18,652
Amortization of acquired intangible assets	5,023	-
Stock-based compensation expenses	2,673	2,124
Deferred tax assets adjustments, net	(5,046)	(1,626)
Acquisition related expenses	2,655	-
Non-GAAP net income	21,030	19,150

GAAP basic earnings per share	0.58	0.68
Non-GAAP basic earnings per share	0.77	0.70

GAAP diluted earnings per share	0.57	0.67
Non-GAAP diluted earnings per share	0.76	0.69

Shares used for calculation of earnings per share:
Basic	27,185	27,447
Diluted	27,510	27,807